Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

October 26, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:	Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Amendment No. 1 to Schedule TO filed on September 30, 2011
Schedule TO filed September 30, 2011 filed by Market Vectors ETF Trust (the “Trust”)

Ladies and Gentlemen:

          On behalf of the Trust, we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 6, 2011 from Ms. Peggy Kim to Adam M. Fox, Esq. of Dechert LLP, counsel to the Trust, with respect to the six Schedule TOs filed by the Trust on September 30, 2011 for Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

SCHEDULE TO

Comment 1.

We note that Market Vectors ETF Trust is listed as an offeror on the cover page of the Schedule TO. Please revise the Schedule TO and the offer document to clarify that each ETF is a co-bidder in the Offer. Please see section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000).

Response 1.	In response to the Staff’s comment, the Trust will amend the cover page of each Schedule TO to add the applicable ETF as a co-bidder.

Comment 2.	Please revise the exhibit index to reference the registration statement for the preliminary prospectus.

Response 2.	In response to the Staff’s comment, the Trust will amend the exhibit index of each Schedule TO to reference the registration statement for the preliminary prospectus.

OFFER TO EXCHANGE

General

Comment 3.

We note that the value of HOLDRS tendered for exchange in the offer will be the value of the securities underlying such HOLDRS as of the close of trading on the expiration date, and the initial net asset value of shares of the ETF to be received will be calculated as of the close of trading on the expiration date. Please advise us as to how the exchange offer complies with Rule 14e-1(b) and with Item 1004(a)(1)(ii) of Regulation M-A.

Response 3.

In response to the Staff’s comment, the Trust will amend the cover page and pages S-i, S-ii, S-v, 1 and 9 of the Offer to Exchange, page 3 of the Letter of Transmittal, cover page of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as well as the cover page and page 3 of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of each Schedule TO, to add a sentence detailing that each HOLDRS will be exchanged for one share of the applicable ETF, valued at the initial net asset value, as currently described in each Schedule TO. A marked version of the cover page of the Offer to Exchange of one of the Schedules TO reflecting the proposed changes is annexed to this letter.

The Trust believes that the Offer complies with Rule 14e-1(b) in that the formula for the consideration offered is clearly set forth in the Offer to Exchange and, with our addition, the number of shares of the ETF to be received in the Offer is also clearly set forth in the Offer to Exchange. The Trust acknowledges that, if the number of shares of the ETF to be received in the Offer changes, it may need to keep open the Offer for ten business days from the date notice of the change is first published or sent or given to HOLDRS Investors. The Trust believes that the Offer complies with Item 1004(a)(1)(ii) of Regulation M-A in that the type and amount of consideration is clearly set forth in the Offer to Exchange.

Comment 4.

Please revise to include a current estimate of the value of the securities underlying each HOLDRS for one depositary trust receipt and a current estimate of the initial net asset value of the ETF on a per share basis.

Response 4.

In response to the Staff’s comment, the Trust will amend the second page and page S-viii of the Offer to Exchange of each Schedule TO to add a current estimate of the value of the securities underlying each HOLDRS in addition to the current market price of the HOLDRS. The Trust will amend the second page and page S-viii of the Offer to Exchange of each Schedule TO to add a sentence indicating that the closing market price of each HOLDRS and the percentage weighting and closing market prices of the securities underlying each HOLDRS are provided on the www.holdrs.com website in order that HOLDRS Investors may track the value of their HOLDRS and the securities underlying their HOLDRS on a daily basis. A marked version of the second page of the Offer to Exchange of one of the Schedules TO reflecting the proposed changes is annexed to this letter.

We supplementally advise the Staff that the initial net asset value of the ETF on a per share basis will not be calculated as of the commencement of the Offer because the ETF will not have any assets until after the Rebalancing Transaction described in the Offer has been completed, which will not occur until after the Expiration Time. However, the Trust believes that it has clearly described that the HOLDRS Investors will be receiving an equivalent value in ETF shares.

Comment 5.	Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of “business day.”

Response 5.	We acknowledge the Staff’s comment and confirm that each Offer will be open for at least 20 full business days (excluding the day on which the Expiration Time occurs), as required by Rule 14e-1(a).

Determination of Validity, Page 4

Comment 6.

Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response 6.

In response to the Staff’s comment, the Trust will amend page 4 of the Offer to Exchange and page 9 of the Letter of Transmittal of each Schedule TO to delete references to the Trust’s interpretation of the terms and conditions of the Offer.

Conditions, Page 11

Comment 7.

We note that the offer is conditioned on the minimum tender of a net aggregate value of $25 million of HOLDRS having been tendered. Please revise to include an estimate of the number of depositary trust receipts that this aggregate value represents.

Response 7.	In response to the Staff’s comment, the Trust will amend pages S-iv, 1 and 12 of the Offer to Exchange of each Schedule TO to specify the number of HOLDRS required to be tendered to meet the Minimum Condition.

Comment 8.

We note the bidder’s right to waive conditions. If the bidder decides to waive any material conditions, please note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidder’s views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

Response 8.

In response to the Staff’s comment, the Trust will amend pages S-vii and 12 of the Offer to Exchange of each Schedule TO to clarify that, in the event any material condition is waived, the Offer will be extended for the appropriate period under Rule 14d-4(b). We supplementally advise the Staff that it is the Trust’s preliminary view that (a) the waiver of the Minimum Condition would constitute a material change, (b) the waiver of the Agreement Conditions may or may not constitute a material change and (c) the waiver of the General Conditions would, by definition, constitute a material change to the extent that they delay the transaction beyond December 31, 2011 or materially impair the contemplated benefits of the exchange offer to Van Eck but may not constitute a material change if they solely have a material adverse effect on the assets purchased under the Asset Purchase Agreement and not on the Offer itself. In each case, the Trust would not be able to make a determination as to whether a waiver of a condition is a material condition until and unless a failure of a condition occurs and the Trust can assess the consequences on the Offer.

Comment 9.

Please refer to the second-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response 9.

In response to the Staff’s comment, the Trust will amend pages S-vii and 12 of the Offer to Exchange of each Schedule TO to clarify that, in the event any material condition is waived, the Offer will be extended for the appropriate period under Rule 14d-4(b) and new disclosure, to the extent required, will be provided to HOLDRS Investors.

* * * * *

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 649-8732. Thank you.

Best regards,

/s/ Adam M. Fox

cc: Joseph J. McBrien

Exhibit (a)(1)(A)

THE OFFER DESCRIBED IN THIS OFFER TO EXCHANGE HAS NOT YET
COMMENCED. PLEASE DO NOT BEGIN TENDERING YOUR HOLDRS FOR
EXCHANGE AT THIS TIME. WE WILL NOTIFY YOU UPON THE COMMENCEMENT
OF THE OFFER.

Offer To Exchange
Depositary Trust Receipts issued by
~~PPH~~Pharmaceutical HOLDRSSM Trust
for
Shares of Beneficial Interest of PPH ETF
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:00 A.M.,
NEW YORK CITY TIME, ON ____________, 2011, UNLESS
THE OFFER IS EXTENDED

To All Holders of Depositary Trust Receipts of ~~PPH~~Pharmaceutical HOLDRS Trust:

          Market Vectors ETF Trust, on behalf of Market Vectors Pharmaceutical ETF (the “PPH ETF”), is offering to exchange all of the outstanding depositary trust receipts (“HOLDRS”) issued by ~~PPH~~Pharmaceutical HOLDRSSM Trust, a depositary trust governed by the laws of the State of New York (“PPH HOLDRS Trust”), and held by a holder of HOLDRS (“PPH HOLDRS Investor”) for shares of beneficial interest (“shares”) of the PPH ETF with an initial net asset value equal to the deemed value (as explained below) of HOLDRS tendered for exchange in the offer by such PPH HOLDRS Investor, subject to certain conditions set forth in this Offer to Exchange and in the related Letter of Transmittal (which, together with this Offer to Exchange, each as may be amended or supplemented from time to time, constitute the “Offer”). The Offer will expire at 11:00 a.m., New York City time, on __________, 2011, unless extended (that date and time, as it may be so extended, the “Expiration Time”), upon the terms and subject to the conditions set forth in the Offer. Each outstanding HOLDRS validly tendered by a PPH HOLDRS Investor and delivered pursuant to the Offer will be exchanged into one share of the PPH ETF. The value of HOLDRS tendered for exchange in the Offer will be deemed to be the value of the securities underlying such HOLDRS as of the close of trading on NYSE Arca, Inc. (“NYSE Arca”) or such other market on which each of the securities ~~are~~is primarily listed on the day the Expiration Time occurs (the “Closing HOLDRS Value”) and the initial net asset value of shares of the PPH ETF will be calculated as of ~~that time~~the close of trading on NYSE Arca on the day the Expiration Time occurs, upon the terms and subject to the conditions set forth in the Offer.

          The Offer is conditioned upon, among other things the occurrence of the following events: (i) HOLDRS having a net aggregate value of $25 million having been validly tendered pursuant to the Offer (the “Minimum Condition”) or that condition having been waived; (ii) each of the Agreement Conditions (defined in Section 16 – “Certain Conditions of the Offer”) having been satisfied or waived; and (iii) each of the General Conditions (defined in Section 16 – “Certain Conditions of the Offer”) having been satisfied or waived. Based on the closing market price per HOLDRS on September 26, 2011, the Minimum Condition would be satisfied if [•] HOLDRS are validly tendered pursuant to the Offer.

          A summary of the principal terms of the Offer appears on pages S-i through S-ix hereof. You should carefully read this entire Offer, including this Offer to Exchange and the Letter of Transmittal, before deciding whether to tender your HOLDRS for exchange in the Offer.

          Trading in HOLDRS will be halted on NYSE Arca approximately 30 minutes prior to the Expiration Time. Trading in HOLDRS will thereafter be suspended and HOLDRS will be delisted following termination of PPH HOLDRS Trust, which we expect to occur concurrently with the closing under the Asset Purchase Agreement, dated August 11, 2011, between Van

Eck Associates Corporation (“Van Eck” or the “Adviser”) and Merrill Lynch & Co., Inc. (“Merrill Lynch”). After the Expiration Time, the PPH ETF expects that HOLDRS issued by PPH HOLDRS Trust will no longer trade on either NYSE Arca or any other national securities exchange and will no longer use a HOLDRS ticker symbol. Therefore, if you do not tender your HOLDRS for exchange in the Offer, you may not be able to trade your HOLDRS after the Expiration Time. Following the termination of PPH HOLDRS Trust but prior to its liquidation, you will still be able to surrender your HOLDRS to The Bank of New York Mellon, as trustee of PPH HOLDRS Trust (the “Trustee”), pay applicable fees (up to $10.00 per each round lot of 100 HOLDRS surrendered), expenses and taxes and receive delivery of the securities underlying your HOLDRS, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received prior to the Expiration Time with respect thereto. Pursuant to the provisions of PPH HOLDRS Trust, at any time after expiration of a four-month period following the closing under the Asset Purchase Agreement, the Trustee has the right, and has provided notification of its intent, to sell the securities underlying your HOLDRS. After any such liquidation you would be entitled to receive your proportionate share of the net proceeds of the sale, after deduction of applicable fees and expenses, upon surrender of your HOLDRS to the Trustee.

          HOLDRS are listed for trading under the symbol “PPH” on NYSE Arca. As of September 26, 2011, there were 7,477,300 HOLDRS issued and outstanding and the closing market price per HOLDRS was $64.93. As of the close of trading on September 26, 2011, the aggregate value of the securities underlying each HOLDRS on NYSE Arca or such other market on which each of the securities is primarily listed was $[•]. The closing market price of each HOLDRS and the percentage weighting and closing market prices of the securities underlying each HOLDRS are provided on the www.holdrs.com website in order that HOLDRS Investors may track the value of their HOLDRS and the securities underlying their HOLDRS on a daily basis.

          You must contact your ~~financial~~securities intermediary if you desire to participate in the Offer. Please remember that your ~~financial~~ securities intermediary may establish its own earlier cutoff dates and times for customers to instruct it to tender in the Offer. You should contact your ~~financial~~securities intermediary to determine the cutoff date and time applicable to you. The only way to accept the Offer is through your ~~financial~~securities intermediary, who will then tender your HOLDRS for exchange through The Depository Trust Company (“DTC”). You may be charged a fee by a ~~financial~~securities intermediary for processing the documentation required to participate in the Offer. The PPH ETF reserves the absolute right to reject HOLDRS determined not to be tendered in appropriate form.

          Guaranteed delivery will not be available in connection with the Offer. To the extent that you purchase HOLDRS prior to the Expiration Time and you wish to tender these HOLDRS in the Offer, the purchase of such HOLDRS must settle and HOLDRS must be tendered prior to the Expiration Time. In order to ensure that your HOLDRS are tendered prior to the Expiration Time, contact your ~~financial~~securities intermediary to determine whether such ~~financial~~securities intermediary has established its own earlier cutoff date and time to tender in the Offer. The value of the securities underlying your HOLDRS, which will be exchanged for shares of the PPH ETF with an initial net asset value equal to the Closing HOLDRS Value, may increase or decrease between the date of tender and the close of trading on the day the Expiration Time occurs, when the initial net asset value will be calculated and may be more or less than the value of your HOLDRS at any time. By participating in this Offer, you assume these market risks.

          If you wish to tender all or a portion of your HOLDRS for exchange in the Offer, you should carefully read the Letter of Transmittal and the Offer to Exchange which together constitute the terms and conditions of the Offer and follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering HOLDRS” or request your ~~financial~~securities intermediary to effect the transaction for you. The PPH ETF reserves the right to amend the Offer.

          The Offer has been approved by the Board of Trustees of the PPH ETF (the “Board”). None of the members of the Board, the executive officers of the PPH ETF or any other affiliates of the PPH ETF has made any recommendations as to whether you should participate in the Offer. PPH HOLDRS Investors are encouraged to consult their investment and tax advisors. “Affiliated persons” of the PPH ETF, as defined in the Investment Company Act of 1940, as amended (“1940 Act”), and including officers of the PPH ETF, may be prohibited by the 1940 Act from participating in the Offer. None of the members of the Board, the executive officers of the PPH ETF or any other affiliates of the PPH ETF intends to participate in the Offer.

          MARKET VECTORS ETF TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A TENDER OFFER STATEMENT ON SCHEDULE TO UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), RELATING TO THE OFFER. HOWEVER, THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE. ANY